File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A.B. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2007

(Filed July 3, 2007)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated July 3, 2007

Press Release

 Vitro Exercises its Option to Increase Ownership Stake
in Vitro AFG to 100 Percent

San Pedro Garza Garcia, Nuevo Leon, Mexico, July 3, 2007. - Vitro, S.A.B. de C.V. (NYSE: VTO; BMV: VITROA) announced today that its subsidiary Vimexico, S.A. de C.V. (Vimexico) has notified AFG Industries, Inc. (AFG) that it is exercising its right to purchase the 50% stake in the Mexican joint venture Vitro AFG, S.A. de C.V. (Vitro AFG) currently owned by AFG. Vitro AFG is a float glass manufacturer located in Mexicali, Baja California, Mexico.

Vitro AFG is a 50/50 joint venture between Vimexico and AFG Industries, a subsidiary of the Japanese company Asahi Glass Co. Limited. The joint venture was established to supply the United States and Mexican construction markets with a wide range of flat glass products, from the traditional 2 mm clear glass to 12 mm thick glass. The joint venture began operations on November 18, 2003 with a co investment of approximately US$100 million dollars.

Within the terms of the JV agreement signed in June, 2001, AFG, recently notified Vimexico that it wished to exercise its option to purchase Vimexico's 50% stake in the joint venture company for US$6 million. Vimexico, in turn, decided to exercise its right to purchase AFG's 50% stake in Vitro AFG at the price offered by AFG, according to the terms of the joint venture agreement. The transaction is subject to government authorizations and, if approved, would take place before the end of July 2007.

"We are excited to be able to add to Vimexico's manufacturing capacity. We believe it will allow us to further strengthen our position and benefit from the dynamic growth of the architectural market in Mexico. This buy out is being undertaken within the terms agreed upon six years ago with our joint venture partner. We appreciate the business relationship we have had with AFG Industries and wish them the best in their strategy to consolidate their manufacturing facilities in the U.S.," said Hugo Lara, President of Vitro's Flat Glass Business Unit.

Vitro AFG is a state-of-the-art technology facility, employs 230 people and manufactures 155,000 tons per year of float glass for the construction market.

Vitro, S.A.B. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is a leading participant in two distinct types of: flat glass and glass containers. The Vitro companies manufacture products for a variety of markets, including construction and automotive glass;beverage, cosmetic, pharmaceuticals, food, liquor, and wine glass containers. Vitro also produces raw materials and capital goods for industrial use, which are vertically integrated in the Glass Containers business unit. Founded in 1909 and based in Monterrey, Mexico Vitro subsidiaries have facilities and a significant distribution network in nine countries, located in North, Central and South America, and Europe, and export products to more than 40 countries worldwide. For more information, you can access Vitro's Website at:http://www.vitro.com

For further information, please contact:

Investor Relations Adrian Meouchi / Angel Estrada Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com aestradag@vitro.com	U.S. agency Susan Borinelli / Maura Gedid Breakstone Group (646) 452-2336 sborinelli@breakstone-group.com mgedid@breakstone-group.com	Media Relations Albert Chico Vitro, S.A.B. de C.V. + (52) 81-8863-1661 achico@vitro.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A.B. DE C.V.

By    /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: July 3, 2007